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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52068

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/08_ AND ENDING _12/31/08_
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fallbrook Capital Securities corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 Fallbrook Avenue Suite 111
                    (No. and Street)

West Hills   CA   91307
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brendt Blaulen   818-712-6931
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

White & Borden & Company CPA, P.C.
        (Name – if individual, state last, first, middle name)

3152 Hwy 278 NW #355   Covington   GA   30014
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

SEC Mail Processing Section

MAR 0 9 2009

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Brandt Blanken_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Fallbrook Capital Securities Corporation , as

of _December 31_ , 20_08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Title President

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FALLBROOK CAPITAL SECURITIES CORPORATION

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2008 AND INDEPENDENT
AUDITORS' REPORT

Wade J Bowden & Company, P.C.

FALLBROOK CAPITAL SECURITIES CORPORATION

Table of Contents

Independent Auditors' Report... 1

Financial Statements

     Statement of Financial Condition... 2

     Statement of Operations 3

     Statement of Changes in Stockholder's Equity 4

     Statement of Cash Flows.. 5

Notes to Financial Statements.. 6

Supplementary Schedule I - Computation of Net Capital.. 8

Independent Auditors' Report on Internal Control.. 9

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
FALLBROOK CAPITAL SECURITIES CORPORATION

We have audited the accompanying statement of financial condition of Fallbrook Capital Securities Corporation as of December 31, 2008 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fallbrook Capital Securities Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
February 17, 2009

FALLBROOK CAPITAL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

CURRENT ASSETS:		
Cash	$	20,945
Prepaid expenses		2,500
TOTAL	$	23,445

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITY - accounts payable	$	3,736
Total liabilities		3,736
STOCKHOLDER'S EQUITY:		
Capital stock no par value, 100 shares authorized, issued and and outstanding		
Additional paid-in capital		17,500
Retained earnings		2,209
Total stockholder's equity		19,709
TOTAL	$	23,445

See Independent Auditors' Report and
Notes to Financial Statements.

FALLBROOK CAPITAL SECURITIES CORPORATION

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE - commissions	$ 897,308
EXPENSES:	
Commissions, salaries and benefits	800,000
Legal and professional fees	94,676
Taxes, licenses and permits	35,207
Occupancy and administrative	13,559
Total expenses	943,442
Net loss before other income	(46,134)
OTHER INCOME - interest	272
NET LOSS	$ (45,862)

FALLBROOK CAPITAL SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

STOCKHOLDER'S EQUITY, JANUARY 1	$	65,571
Net loss		(45,862)
STOCKHOLDER'S EQUITY, DECEMBER 31	$	19,709

FALLBROOK CAPITAL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES:		
Net loss	$	(45,862)
Adjustments to reconcile net income to net used by operating activities:		
Decrease in prepaid expenses		2,775
Decrease in due from related party		1,225
Decrease in accounts payable		(78,886)
Net cash used by operating activities		(120,748)
NET DECREASE IN CASH		(120,748)
CASH AT BEGINNING OF YEAR		141,693
CASH AT END OF YEAR	$	20,945

FALLBROOK CAPITAL SECURITIES CORPORATION

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Nature of Business

    Fallbrook Capital Securities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). In 2000, the Company reached an agreement with the NASD (now FINRA) to engage only in the business set forth as follows:

    "The firm will engage in the business of structuring private placements of both debt and equity securities, on the client's behalf and act as a mergers and acquisitions consultant on a fee for service basis."

    Basis of Presentation

    The Company's main office is located in West Hills, California and has six registered persons. The Company's main source of revenue is from commissions generated, on a best-efforts basis, from the sale of private placements of direct participation programs of tax incentive investments to corporate and institutional investors.

    Income Taxes

    The Company, with the consent of its sole stockholder, has elected to be taxed as an S corporation under Subchapter S of the Internal Revenue Code that provides, in lieu of corporate income taxes, the stockholder separately accounts for his share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for corporate income taxes.

    Estimates

    The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Cash and Cash Equivalents

    For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued**

   Revenue Recognition

   The Company recognizes revenue when fees are billed to clients for services rendered, and has determined the fees to be collectible.

2. **NET CAPITAL REQUIREMENTS**

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net net capital of $17,209, which was $12,209 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 21.71%.

3. **RELATED PARTY TRANSACTIONS**

   During 2008, the Company paid its sole shareholder commissions totaling $259,000 which is reflected on the statement of operations as commissions, salaries and benefits. Additionally, the shareholder received a salary of $100,000 that is also reflected on the statement of operations as commissions, salaries and benefits.

4. **COMPUTATION FOR DETERMINATION OF RESERVE RQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

   The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

5. **INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

   The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

6. **NAME CHANGE**

   California notified the Company that their name needed to be changed due to a taxpayer within the state having a similar name. By articles of amendment, dated February 29, 2008 the Company changed its name from Fallbrook Capital Corporation to Fallbrook Capital Securities Corporation.

FALLBROOK CAPITAL SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

	SCHEDULE 1
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 19,709
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets -	
Prepaid expenses	(2,500)
NET CAPITAL	$ 17,209
AGGREGATE INDEBTEDNESS -	
Accounts payable	3,736
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum dollar net capital requirement	5,000
Excess net capital	$ 12,209
Excess net capital at 1,000 percent	16,835
Percentage of aggregate indebtedness to net capital	21.71%

There is no difference in the above computation and the Company's net capital, as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2008.

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

Board of Directors
FALLBROOK CAPITAL SECURITIES CORPORATION

In planning and performing our audit of the financial statements and supplementary schedule of Fallbrook Capital Securities Corporation (the "Company"), as of and for the year ended December 31, 2008 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

See Independent Auditors' Report and
Notes to Financial Statements.

9

3150 HWY 278NW, SUITE 355
COVINGTON, GEORGIA 30014
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Warden Blecker & Company

Atlanta, Georgia
February 17, 2009